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                              September 18, 2020

       Nick Bhargava
       Acting Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Amended Draft
Offering Statement on Form 1-A
                                                            Submitted August
21, 2020
                                                            CIK No. 0001810007

       Dear Mr. Bhargava:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

              Unless we note otherwise, our references to prior comments are to comments in our July
       21, 2020 letter.

       Amended Draft Offering Statement on Form 1-A

       General

   1. We note your response to prior comment 2 in our letter dated May 19, 2020. We do not agree that Section
3(a)(9) is available for the rollover of GFY Notes being offered in this offering circular. With
respect to the availability of Regulation A for this offering, we note GFY's
discretion to make significant changes to the interest rate and other terms of the offering at each
5 day rollover. Please provide a detailed analysis of why you believe the discretion
to make such changes after qualification falls under one of the permissible continuous
or delayed offerings in Rule 251(d)(3).
   2. Your revised disclosure and graphic on page 18 present GFY as the sole funding source
 Nick Bhargava
FirstName LastNameNick
Groundfloor Yield LLC Bhargava
Comapany 18,
September NameGroundfloor
              2020        Yield LLC
September
Page 2    18, 2020 Page 2
FirstName LastName
         for GFH. Please revise to clarify the current and intended activities of GFY as they relate to the other Groundfloor entities. For example, it is unclear if GFY is meant to replace the
         "warehouse credit facility provided by ACM Alamosa DA LLC" as disclosed by affiliates. Please revise to clarify your current funding source(s) as well as the intended timeline and approximate, minimum GFY offering proceeds necessary to be the sole source of GFH's financing needs. Similarly, we note you state that proceeds will be used
         "primarily" to purchase loans from GFH or loans and "other products at the discretion of the Company." Please reconcile with the revised disclosure on page 8 that the proceeds will be used to purchase loans originated "by Groundfloor Finance and GRE 1" and clarify what "other products" you intend to acquire.
Cover Page

3. We note the revised disclosure that the actual interest rate will be "set forth in the applicable Groundfloor Yield Note." Please revise to clarify your anticipated timing for setting the interest rate and filing a supplement with the actual interest rate.
         You state that the notes will be secured by assets of affiliated companies, including loans held by GFH. Please revise here, page 6 and where appropriate to clarify what assets or operations investors should look to for assessing the value of the notes. For example, it is unclear if the interest rate is meant to reflect a weighted average interest rate GFH has received from all loans to developers as of a certain time period; or if the return on the note is meant to reflect other assets or operations held by some or all Groundfloor affiliates.
4.       We note the revised disclosure that you are following the format of
Part II of Form 1-A
         and the statement that the notes are secured by assets of the company. Please revise to disclose any provisions with respect to the kind and priority of any lien securing the issue and clarify (i) the approximate amount of unbonded property available for use against the issuance of the notes, as of the most recent practicable date, and
(ii) whether the securities
         being issued are to be issued against such property, against the deposit of cash, or otherwise. See Instruction to Item 14(b) of Form 1-A.
Summary, page 4

5. We note your revised disclosure on page 7 that you intend to "include any changes to interest rates in a supplement or post-qualification amendment, as applicable." Please revise to clarify what factors will determine whether interest rate changes will be made by post-qualification amendment or supplement. Please also clarify what other changes, for example changes to the price or term of the notes, will be made by post-qualification amendment or supplement.
6. Please revise here and where appropriate to clarify on what dates interest will accrue and become payable and how payments will be made. Clarify whether principal and interest will be paid at the end of 5 days, and clarify the expected timing of such payments.
         Consider including illustrative examples based on a small purchase amount and depending
 Nick Bhargava
Groundfloor Yield LLC
September 18, 2020
Page 3
      on whether the investor elects to receive principal and interest or join the auto reinvest program.
7. With respect to the auto reinvest program described on page 7, please revise to clarify the time period, if any, during which investors who select "on" are able to subsequently choose not to join the auto reinvestment program. Please also clarify the time periods when you may provide "notification to the investor of the change" in interest rates and the time period the investor has "the option to cancel such auto-investment." Groundfloor Yield Notes, page 6

8. We continue to consider your responses to comments 3, 4, and 5. Please be advised that we may have further comments.
Independent Auditors' Report, page F-1

9. We note your response to comment 6. We will review the audited financial statements when available and may have further comments.
       You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                                             Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                             Office of Real
Estate & Construction
September 18, 2020 Page 3
cc:       Brian Korn, Esq.
FirstName LastName